SMSA KATY ACQUISITION CORP.
174 FM 1830
Argyle, Texas  76226
972-233-0300

December 20, 2010

United States Securities and Exchange Commission
Mr. Duc Dang
Staff Attorney
100 F Street, NW
Washington, D.C. 20549

Re:	SMSA Katy Acquisition Corp.
Registration Statement on Form 10
File No. 000-54092
Amendment No. 2

Dear Mr. Dang:

This letter is to advise the Staff that SMSA Katy Acquisition Corp. (the “Company”) has on this date filed Amendment No. 2 to the Registration Statement on Form 10. We have filed this Amendment No. 2 as a result of the Staff’s comments dated December 7, 2010 to the SMSA Humble Acquisition Corp. (SEC file No. 0-54095) and SMSA Treemont Acquisition Corp. (SEC file No. 0-54096) registration statements on Form 10. SMSA Humble and SMSA Treemont have similar business plans and disclosures in their registration statements as is stated in the SMSA Katy registration statement. Accordingly, we have revised the SMSA Katy registration statement to correspond with the revisions made in the Amendment No. 1 to the SMSA Humble and Treemont registration statements in response to the Staff’s comments.

For your information, we have restated in bold the Staff’s comments dated December 7, 2010 to the SMSA Humble and Treemont registration statements. The Company supplementally advises the Staff as follows:

Financial Statements

Notes to Financial Statements

Note E – Summary of Significant Accounting Policies, page F-11

1.
We note your response to our prior comment one that you have recorded in your financial statements, all expenses paid by Mr. Halter, HFG or HFI on your behalf.  Considering your disclosures on (i) page 5 that HFG is responsible for the payment of your operating expenses (ii) page 6 that you have no capital and must depend on HFG to provide you with the necessary funds to implement your business plan (iii) page 11 that HFG is obligated to fund the expenses in implementing your plan of operation and to fund your operating expenses until you complete a business combination (iv) page 12 that HFG provides you with the use of office equipment and administrative services as necessary, please tell us if you reimbursed Mr. Halter, HFG or HFI in cash for such expenses incurred on your behalf or if such amounts were recorded as contributed capital.  If such amounts were recorded as contributed capital, please show us where they have been reflected in your financial statements for each period presented.  In addition, please revise to provide the disclosures required by FASB ASC 850-10-50-1.

After reviewing the above Staff’s Comments to the SMSA Humble and SMSA Treemont registration statements and FASB ASC 850-10-50-1, SMSA Katy Acquisition Corp. has restated its financial statements.  SMSA Katy has restated its balance sheets, statement of changes in stockholders’ equity and statement of cash flows for the designated periods.  Accordingly, the Company’s Registered Independent Certified Public Accounting Firm has withdrawn its opinion dated October 25, 2010 and issued its report dated December 17, 2010.  Additionally, we have added a Note F – Related Party Transactions and Restatement of Financial Statements setting forth the effect of changes in the restated financial statements.

SMSA Katy Acquisition Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact our counsel, Richard Goodner at telephone number 214-587-0653 or fax 817-488-2453.

Sincerely,

Timothy P. Halter

/s/ Timothy P. Halter

President, Chief Executive Officer
And Chief Financial Officer